                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.    )*
                                             ---

                              Rainforest Cafe, Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   75086K104
                         ----------------------------
                                (CUSIP Number)

 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 28, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box [X]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75086K104
          ---------
                                     13D
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   Source Of Funds*

    OO
________________________________________________________________________________
5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) Or 2(e):  |_|

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        2,600,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           2,600,000
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,600,000 See Item 5
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          11.17% See Item 5
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER
         (a) Rainforest Cafe Inc.
         (b) 720 S. Fifth Street, Hopkins MN 55343

ITEM 2.  IDENTITY AND BACKGROUND
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         THIS STATEMENT IS FILED PURSUANT TO 13d-1(a) OR 13d-2(a) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of 2,600,000 shares of Common Stock. The aggregate purchase price of such shares was $14,298,897.08 and was paid out of Wisconsin Retirement System ("WRS") public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION

         SWIB is conducting a shareholder solicitation challenging the proposed merger between Rainforest Cafe, Inc. and Landrys Seafood Restaurant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See cover page
         (b) See cover page
         (c) Transactions completed within the last 60 days:

              (1) 1. SWIB
                  2. February 10, 2000
                  3. 384,991 shares
                  4. $4.9553 per share
                  5. Normal buy on NASDAQ brokered through Jones & Associates,
                     West Lake Village.

              (2) 1. SWIB
                  2. February 10, 2000
                  3. 96,109 shares
                  4. $4.9553 per share
                  5. Normal buy on NASDAQ brokered through Jones & Associates,
                     West Lake Village.

              (3) 1. SWIB
                  2. February 11, 2000
                  3. 64,819 shares
                  4. $4.8707 per share
                  5. Normal buy on NASDAQ brokered through Jones & Associates,
                     West Lake Village.

              (4) 1. SWIB
                  2. February 11, 2000
                  3. 16,181 shares
                  4. $4.8707 per share
                  5. Normal buy on NASDAQ brokered through Jones & Associates,
                     West Lake Village.

              (5) 1. SWIB
                  2. March 28, 2000
                  3. 24,007 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (6) 1. SWIB
                  2. March 28, 2000
                  3. 5,993 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (7) 1. SWIB
                  2. March 28, 2000
                  3. 38,651 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (8) 1. SWIB
                  2. March 28, 2000
                  3. 9,649 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (9) 1. SWIB
                  2. March 30, 2000
                  3. 15,043 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

             (10) 1. SWIB
                  2. March 30, 2000
                  3. 60,257 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

             (11) 1. SWIB
                  2. March 30, 2000
                  3. 599 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

             (12) 1. SWIB
                  2. March 30, 2000
                  3. 2,401 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

         (d) Not applicable
         (e) Not applicable

ITEM 6.  NOT APPLICABLE

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1: Solicitation Letter
         Exhibit 2: Press Release

                                  SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 March 30, 2000
                                ----------------
                                     Date

                               /S/ George Natzke
                              -------------------
                                   Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title

                                                                       Exhibit 1




[LOGO]



                       STATE OF WISCONSIN INVESTMENT BOARD
-------------------------------------------------------------------------------
MAILING ADDRESS                                              121 EAST WILSON ST
PO BOX 7842                                                   MADISON, WI 53702
MADISON, WI 53707-7842                                           (608) 266-2381
                                                            FAX: (608) 266-2436


27 March 2000


Dear Rainforest Cafe, Inc. Shareholder:

We are writing to urge you to VOTE AGAINST PROPOSALS #1 & 2, regarding the merger of Rainforest Cafe, Inc. ("Rainforest") with Landrys Seafood Restaurants ("Landrys") at Rainforest's upcoming Special Meeting of shareholders to be held Tuesday, April 18, 2000. We are the State of Wisconsin Investment Board ("SWIB") the investment arm of the pension plan for public employees in Wisconsin. As of the record date, March 13, 2000, SWIB owns 2,600,000 shares or approximately 11.02% of Rainforest's outstanding shares. IF SHAREHOLDERS REJECT THE MERGER, SWIB INTENDS TO PURSUE A SHAREHOLDER PROPOSAL TO COMPEL THE BOARD TO HAVE A MAJORITY OF "INDEPENDENT" DIRECTORS.

                          THE PRICE IS INADEQUATE . . .

We believe that ANY ACQUIRER SHOULD PAY AT LEAST $9.00 PER SHARE FOR RAINFOREST. As of January 2, 2000, Rainforest was generating strong cash flow, had $35 million in cash and marketable securities, no long-term debt and a book value of almost $9.00 per share. Landrys is offering a combination of cash and stock which, at current prices, would equate to slightly more than $4.00 per share if all shareholders opted to be paid in cash. We think that is a ridiculous price. Just because restaurant firms and small cap non-technology stocks are temporarily out of favor is no reason to put the company on the auction block. We do not believe this is a good time to sell our company. Rainforest shareowners should be insulted!

           RAINFOREST'S BOARD HAS NUMEROUS CONFLICTS OF INTEREST . . .

The Rainforest directors suffer from sufficient conflicts of interest to raise serious questions about their ability to act in the best interests of their shareholders.

o LANDRYS WILL PAY A TOTAL OF $6 MILLION IN CASH TO FOUR MEMBERS OF THE RAINFOREST BOARD upon consummation of the merger. None of the Rainforest directors who would receive these payments recused themselves from consideration of the proposed merger.

o Rainforest is OBLIGATED TO PAY $2 MILLION IN CASH TO LAKES GAMING ("Lakes") upon consummation of the merger for terminating an earlier merger agreement between Rainforest and Lakes. Three Rainforest directors are also on the Lakes Board. In fact, Mr. Berman, the Chairman of Rainforest, is also Chairman, CEO, and a substantial shareholder of Lakes.

Rainforest Cafe, Inc. Shareholder
Page 2
27 March 2000


                SHAREHOLDERS HAVE SUED TO BLOCK THE MERGER . . .

Along with other shareholders, HEARTLAND VALUE FUND, WHICH OWNS OVER 6% OF RAINFOREST common stock, has filed a class action lawsuit seeking to enjoin the merger. In addition to highlighting the board's conflicts of interest, the lawsuit alleges that the merger agreement deprives Rainforest shareholders of certain protections that are ordinarily included in this type of business combination, including:

o The merger agreement contains a "no shop" provision that largely prevents the Rainforest board from considering competing offers, including an overture by an unidentified entity that Rainforest first disclosed in its Proxy Statement;

o The merger agreement requires the Rainforest board to submit the Landrys' merger to shareholders regardless of whether a better and higher offer emerges;

o Rainforest directors Berman and Schussler, who collectively control over 10% of Rainforest common stock, are required by the merger agreement to vote in favor of the Landrys merger;

o The merger agreement does not require a majority vote of disinterested Rainforest shareholders. We think approval of the Landrys merger should require the affirmative vote of shareholders unaffiliated with the conflicted members of the Rainforest board.

                     YOU CAN ASSERT DISSENTER'S RIGHTS . . .

If the merger is approved, Minnesota law allows shareholders that vote AGAINST the merger and assert dissenter's rights to have fairness of the merger price reviewed in court. Dissenter's rights are described in the Rainforest proxy. SWIB intends to assert its dissenter's rights. We encourage other shareholders to consider this option as well.

             VOTE AGAINST THE MERGER, VOTE AGAINST PROPOSALS # 1 & 2

PATRICIA LIPTON
Executive Director

For additional information, please contact:

Garland Associates, Inc.                       Mr. Keith Johnson
Proxy Solicitors                or             SWIB Chief Legal Counsel
Telephone:  212-866-0095                       Telephone:  608-266-2381

                                                                       Exhibit 2


                                                              State of Wisconsin
For more information contact:                                    INVESTMENT
Vicki Hearing      (608) 261-2415                                  BOARD
John Nelson        (608) 266-7232

FOR IMMEDIATE RELEASE

  STATE OF WISCONSIN INVESTMENT BOARD SOLICITS AGAINST RAINFOREST CAFE MERGER



MADISON, WIS. - (March 29, 2000) The State of Wisconsin Investment Board (SWIB) has announced that it will vote against Rainforest Cafe's proposed merger with Landrys Seafood Restaurants and is soliciting other Rainforest shareholders to also reject the merger. "We own 11 percent of Rainforest's stock and think the price being offered is an insult to its shareholders," said John Nelson, Small Company Stock Portfolio Investment Director at SWIB. "SWIB is asking the company's shareholders to vote down the merger and a related proposal that would allow Rainforest's board to adjourn the April 18 shareholder meeting until it gets enough votes to approve the deal."

"Landrys has agreed to pay a total of $6 million in cash to four members of the Rainforest board if the merger is approved. This raises serious questions about whether those directors are able to act in the best interests of Rainforest's outside shareholders," Nelson added. "On top of that, Landrys is set to pay $2 million in cash to Lakes Gaming, where three Rainforest directors are also board members. As of January 2, 2000, Rainforest was generating strong cash flow, had $35 million in cash and marketable securities, no long-term debt, and a book value of almost $9 per share. We see no reason why the company should be sold for less than $9 per share, if at all."

Several lawsuits have been filed by other shareholders to block the merger, including one by Heartland Value Fund, which owns over 6 percent of Rainforest stock, Nelson noted. He concluded, "SWIB intends to pursue a shareholder proposal to compel the Rainforest board to have a majority of independent directors if this merger is rejected. This may be a good deal for Landrys, but we think the board has recommended a terrible deal for Rainforest's outside shareholders."

SWIB is the investment manager for the Wisconsin Retirement System (WRS). With over $62 billion is assets and 465,000 participants, the WRS is the ninth largest public pension fund in the U.S.


                                    --end--